TERM SHEET
FOR SERIES B PREFERRED STOCK FINANCING OF
SUBSTACK INC.
MARCH 15, 2023

This Term Sheet summarizes the principal terms of the Series B Preferred Stock Financing of Substack Inc. a Delaware corporation (the "**Company**") hosted by Wefunder. No legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Term Sheet is not an offer of securities or a commitment to invest, and is conditioned on the completion of the conditions to closing set forth below. This Term Sheet shall be governed in all respects by the laws of Delaware.

Offering Terms

Security:	Series B Preferred Stock (the "**Series B Preferred**").
Closing Date:	The closing shall occur on or about April 30, 2023 (the "**Closing**").
Conditions to Closing:	Filing of a Form C with the Securities & Exchange Commission ("**SEC**"), and receipt of subscriptions meeting or exceeding the minimum fundraise amount identified in the Form C.
Pre-Money Valuation:	The price per share of the Series B Preferred (the "**Original Purchase Price**") shall be the price determined on the basis of a fully-diluted pre-money valuation of $585,000,000.
Liquidation Preference:	1 times liquidation preference, non-participating, pari passu with all other series of Preferred Stock.
Investment Structure:	Investments will be made via one or more special purpose vehicles (each, an "**SPV**") established by Wefunder for the sole purpose of investing in the Company. The Company may choose, in its sole discretion, to accept one or more investments directly.
Lead Investor:	The Company will designate one investor in the offering (the "**Lead Investor**") to vote and make other decisions on behalf of the SPV(s). The Lead Investor will be identified in the Form C filed with the SEC.
Voting Rights:	The Series B Preferred shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) as required by law, and (ii) as provided in certain "Protective Provisions" in the Company's Certificate of Incorporation.

The Lead Investor will exercise all voting rights with respect to shares of Series B Preferred held by the SPV(s), and investors in those SPV(s) will not be entitled to any voting rights.